April 15, 2019

Morgan E. OBrien
Chief Executive Officer
pdvWireless, Inc.
3 Garret Mountain Plaza
Suite 401
Woodland Park, NJ 07424

       Re: pdvWireless, Inc.
           Registration Statement on Form S-3
           Filed April 12, 2019
           File No. 333-230847

Dear Mr. OBrien:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications